SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

InFocus Corporation

(Name of Subject Company)

IC Acquisition Corp.

a wholly-owned subsidiary of

Image Holdings Corporation

a wholly-owned subsidiary of

Radisson Investment Limited

and

Lap Shun (John) Hui

(Name of Filing Persons, Offerors)

Common Shares, without par value

(Title of Class of Securities)

45665B106

(CUSIP Number of Class of Securities)

Lap Shun (John) Hui

President and Chief Executive Officer

14726 Ramona Avenue, Suite 201

Chino, California 91710

Telephone: (909) 597-1683

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul C. Lin, Esq.

Jones Day

555 South Flower Street, 50th Floor

Los Angeles, California 90071

Telephone: (213) 243-2899

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$42,306,450.70	$2,360.70

*	For purposes of calculating the filing fee only, the transaction value was calculated by multiplying $0.95, the per share tender offer price, by an aggregate of 44,533,106 shares of common stock of InFocus Corporation outstanding on a fully diluted basis, consisting of: (a) 40,669,516 common shares issued and outstanding and (b) 3,863,590 common shares subject to outstanding stock options.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, is calculated by multiplying the transaction value by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $2,360.70	Filing Party:	IC Acquisition Corp., Image Holdings Corporation, Radisson Investment Limited and Lap Shun (John) Hui
Form or Registration No.: Schedule TO-T		Date Filed: April 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No. 45665B106

1.	Names of Reporting Persons. IC Acquisition Corp
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares
8. Shared Voting Power 37,338,451 shares (1)
9. Sole Dispositive Power 0 shares
10. Shared Dispositive Power 37,338,451 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,338,451 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 91.0% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of Shares tendered in the Offer (as defined herein) by 12:00 midnight, New York City time, on May 22, 2009, the Expiration Date of the Offer (including 115,359 Shares tendered by guaranteed delivery procedures).

(2)	The calculation of this percentage is based on 41,021,759 total Shares outstanding as of 12:00 midnight, New York City time, on May 22, 2009, the Expiration Date of the Offer.

CUSIP No. 45665B106

1.	Names of Reporting Persons. Image Holdings Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares
8. Shared Voting Power 37,338,451 shares (1)
9. Sole Dispositive Power 0 shares
10. Shared Dispositive Power 37,338,451 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,338,451 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 91.0% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of Shares tendered in the Offer (as defined herein) by 12:00 midnight, New York City time, on May 22, 2009, the Expiration Date of the Offer (including 115,359 Shares tendered by guaranteed delivery procedures).

(2)	The calculation of this percentage is based on 41,021,759 total Shares outstanding as of 12:00 midnight, New York City time, on May 22, 2009, the Expiration Date of the Offer.

CUSIP No. 45665B106

1.	Names of Reporting Persons. Radison Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares
8. Shared Voting Power 37,338,451 shares (1)
9. Sole Dispositive Power 0 shares
10. Shared Dispositive Power 37,338,451 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,338,451 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 91.0% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of Shares tendered in the Offer (as defined herein) by 12:00 midnight, New York City time, on May 22, 2009, the Expiration Date of the Offer (including 115,359 Shares tendered by guaranteed delivery procedures).

(2)	The calculation of this percentage is based on 41,021,759 total Shares outstanding as of 12:00 midnight, New York City time, on May 22, 2009, the Expiration Date of the Offer.

CUSIP No. 45665B106

1.	Names of Reporting Persons. Mr. Lap Shun (John) Hui
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares
8. Shared Voting Power 37,338,451 shares (1)
9. Sole Dispositive Power 0 shares
10. Shared Dispositive Power 37,338,451 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,338,451 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 91.0% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of Shares tendered in the Offer (as defined herein) by 12:00 midnight, New York City time, on May 22, 2009, the Expiration Date of the Offer (including 115,359 Shares tendered by guaranteed delivery procedures).

(2)	The calculation of this percentage is based on 41,021,759 total Shares outstanding as of 12:00 midnight, New York City time, on May 22, 2009, the Expiration Date of the Offer.

INTRODUCTORY STATEMENT

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 27, 2009 (as amended or supplemented, the “Schedule TO”) by Radisson Investment Limited, a Hong Kong corporation (“Radisson”), Image Holdings Corporation, an Oregon corporation (“Image Holdings”) and a wholly-owned subsidiary of Radisson, IC Acquisition Corp., an Oregon corporation (“Purchaser”) and a wholly-owned subsidiary of Image Holdings, and Lap Shun (John) Hui, the sole shareholder of Radisson. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, without par value (the “InFocus Common Stock”), and the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of January 7, 2009, between InFocus Corporation, an Oregon corporation (“InFocus”), and Mellon Investor Services LLC, a New Jersey limited liability company (together with the InFocus Common Stock, the “Shares”), of InFocus, at a price per Share of $0.95 net to the seller in cash, without interest and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2009 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase or to the Letter of Transmittal, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

As permitted by General Instruction G to Schedule TO, this Schedule TO also amends the Schedule 13D filed by Purchaser, Image Holdings, Radisson and Mr. Hui on April 20, 2009, with respect to the Shares.

Items 4, 8 and 11.

Items 4, 8 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“The Offer expired at 12:00 midnight, New York City time, on May 22, 2009. According to BNY Mellon Shareowner Services, the Depositary for the Offer, a total of 37,338,451 Shares were validly tendered and not validly withdrawn upon expiration of the offering period of the Offer (including 115,359 Shares subject to guaranteed delivery procedures), which represents approximately 91.0% of all outstanding Shares. Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn in the Offer.

In order to complete the acquisition of 100% of the Shares, Purchaser intends to effect as soon as practicable, without a meeting of the shareholders of InFocus, a short-form merger pursuant to Section 60.491 of the Oregon Business Corporation Act, pursuant to which Purchaser will merge with and into InFocus (the “Merger”), with InFocus continuing as the surviving corporation and becoming a wholly owned subsidiary of Image Holdings. In the Merger, each outstanding Share that is not owned by Image Holdings, Purchaser, InFocus or any of their respective subsidiaries will be converted into the right to receive an amount of cash equal to the $0.95 per share Offer Price, without interest and subject to any required withholding of taxes. Because the Shares were listed on NASDAQ on the date notice was provided to shareholders under Section 60.491 of the OBCA for a short-form merger, holders of Shares are not entitled to dissenters’ rights in connection with the Merger.

Image Holdings and InFocus issued a joint press release on Tuesday, May 26, 2009, describing the completion of the Offer. The full text of the joint press release is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding Exhibit (a)(11) below.

Exhibit No.	Document

* (a)(1)	Offer to Purchase, dated April 27, 2009.

* (a)(2)	Form of Letter of Transmittal.

* (a)(3)	Form of Notice of Guaranteed Delivery.

* (a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

* (a)(7)	Text of Press Release issued by InFocus Corporation on April 13, 2009 (incorporated by reference to the pre-commencement Schedule TO-C filed by Radisson, Image Holdings and Purchaser on April 13, 2009)

* (a)(8)	Form of Summary Advertisement published in the Wall Street Journal, dated April 27, 2009.

* (a)(9)	Text of Press Release issued by InFocus Corporation on May 15, 2009 (incorporated by reference to Exhibit (a)(11) of Amendment No. 2 to the Schedule 14D-9 filed by InFocus on May 15, 2009).

* (a)(10)	Letter to InFocus Employees from Lisa K. Prentice, Senior Vice President Finance, and Chief Financial Officer, dated May 19, 2009 (incorporated by reference to Exhibit (a)(12) of Amendment No. 3 to the Schedule 14D-9 filed by InFocus on May 19, 2009).

(a)(11)	Text of Joint Press Release issued by Image Holdings and InFocus Corporation on May 26, 2009.

* (b)(1)	Promissory Note, dated April 7, 2009, by and among Prisma Investment Co., Limited, Radisson, Image Holdings, Purchaser, and Lap Shun (John) Hui.

* (b)(2)	Pledge Agreement, dated April 7, 2009, by and among Prisma Investment Co., Limited, Radisson, Image Holdings, Purchaser, and Lap Shun (John) Hui.

* (d)(1)	Agreement and Plan of Merger, dated as of April 10, 2009, by and among Image Holdings, Purchaser and InFocus (incorporated by reference to Exhibit 2.1 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

* (d)(2)	Tender and Support Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, Nery Capital Partners, L.P., John D. Abouchar, Peter D. Behrendt, Michael R. Hallman, Robert B. Ladd, Bernard T. Marren, Robert G. O’Malley, Lisa K. Prentice, Steven E. Stark, and Joseph P. O’Sullivan (incorporated by reference to Exhibit 10.2 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

* (d)(3)	Escrow Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, InFocus and Comerica Bank (incorporated by reference to Exhibit 10.1 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

* (d)(4)	Confidentiality Agreement, dated as October 28, 2008, between InFocus and Joui International, LLC.

* (d)(5)	Confidentiality Agreement, dated as of January 5, 2009, between InFocus and Joui International, LLC.

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

Dated: May 26, 2009

RADISSON INVESTMENT LIMITED

By:	/s/ Lap Shun (John) Hui
Name: Lap Shun (John) Hui
Title: President

IMAGE HOLDINGS CORPORATION

By:	/s/ Lap Shun (John) Hui
Name: Lap Shun (John) Hui
Title: President

IC ACQUISITION CORP.

By:	/s/ Lap Shun (John) Hui
Name: Lap Shun (John) Hui
Title: President

/s/ Lap Shun (John) Hui
Lap Shun (John) Hui

INDEX OF EXHIBITS

Exhibit No.	Document

* (a)(1)	Offer to Purchase, dated April 27, 2009.

* (a)(2)	Form of Letter of Transmittal.

* (a)(3)	Form of Notice of Guaranteed Delivery.

* (a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

* (a)(7)	Text of Press Release issued by InFocus Corporation on April 13, 2009 (incorporated by reference to the pre-commencement Schedule TO-C filed by Radisson, Image Holdings and Purchaser on April 13, 2009)

* (a)(8)	Form of Summary Advertisement published in the Wall Street Journal, dated April 27, 2009.

* (a)(9)	Text of Press Release issued by InFocus Corporation on May 15, 2009 (incorporated by reference to Exhibit (a)(11) of Amendment No. 2 to the Schedule 14D-9 filed by InFocus on May 15, 2009).

* (a)(10)	Letter to InFocus Employees from Lisa K. Prentice, Senior Vice President Finance, and Chief Financial Officer, dated May 19, 2009 (incorporated by reference to Exhibit (a)(12) of Amendment No. 3 to the Schedule 14D-9 filed by InFocus on May 19, 2009).

(a)(11)	Text of Joint Press Release issued by Image Holdings and InFocus Corporation on May 26, 2009.

* (b)(1)	Promissory Note, dated April 7, 2009, by and among Prisma Investment Co., Limited, Radisson, Image Holdings, Purchaser, and Lap Shun (John) Hui.

* (b)(2)	Pledge Agreement, dated April 7, 2009, by and among Prisma Investment Co., Limited, Radisson, Image Holdings, Purchaser, and Lap Shun (John) Hui.

* (d)(1)	Agreement and Plan of Merger, dated as of April 10, 2009, by and among Image Holdings, Purchaser and InFocus (incorporated by reference to Exhibit 2.1 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

* (d)(2)	Tender and Support Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, Nery Capital Partners, L.P., John D. Abouchar, Peter D. Behrendt, Michael R. Hallman, Robert B. Ladd, Bernard T. Marren, Robert G. O’Malley, Lisa K. Prentice, Steven E. Stark, and Joseph P. O’Sullivan (incorporated by reference to Exhibit 10.2 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

* (d)(3)	Escrow Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, InFocus and Comerica Bank (incorporated by reference to Exhibit 10.1 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

* (d)(4)	Confidentiality Agreement, dated as October 28, 2008, between InFocus and Joui International, LLC.

* (d)(5)	Confidentiality Agreement, dated as of January 5, 2009, between InFocus and Joui International, LLC.

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously.